Friendly Energy Exploration

May 7, 2008

U.S. Securities & Exchange Commission
Washington, D.C.
Attn: Blaise Rhodes, Mail Stop3561

Dear Sir:

As you requested, we have amended our Form 8-K filing of April 17th to incorporate all of the disclosures required by Regulation S-K Item 304(a). Section 4 of the Form 8-K has been changed in its entirety. No other changes were made. We are attaching this letter, along with a letter from the former principal account approving the disclosures related to the change of principal accountant, to the Form 8-K Amended which is being filed on Edgar today.

We acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Donald L Trapp
Donald L Trapp
Secretary

502 North Division Street	Phone: (702) 953-0411
Carson City, NV 89703	Fax: (702) 987-1355